

Mail Stop 3561

April 21, 2016

Via E-mail
Michael Johnson
Chief Executive Officer
Herbalife Ltd.
P.O. Box 309GT
Ugland House, South Church Street
Grand Cayman, Cayman Islands

> **Re: Herbalife Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 25, 2016**
> **File No. 001-32381**

Dear Mr. Johnson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37

1. We note that throughout your 2015 quarterly earnings calls you identify "active new members" and during your second quarter earnings call you stated that the increase of this metric represents a "very significant trend…in [y]our business." Please disclose and discuss this trend to the extent that it has had, or you reasonably expect it to have, a material impact on net sales. See Item 303(a)(3)(ii) of Regulation S-K. Additionally, please explain how you define the term "active new members" and discuss how management uses this number to assess your business. See generally Item 303(a) and Rule 12b-20. Please revise in future filings and provide draft disclosure, or advise.

Reporting Segment Results, page 45

2. We note that in each geographic region in your primary reporting segment, you disclose that declines in net sales are partially a result of members adapting to certain revisions to your Marketing Plan. In Russia, however, you disclose that the success in recent years was primarily a result of the early adoption of the Marketing Plan changes. Additionally, we note in your 2015 quarterly earnings calls that management has analyzed changes in behavior from the new Marketing Plan revisions. In future filings, please describe in greater detail for each geographic region in your primary reporting segment how changes to your Marketing Plan implemented in 2009 and 2014 continue to impact net sales. Please provide draft disclosure. See Item 303(a)(3)(i) of Regulation S-K. Additionally, please file your Marketing Plan as an exhibit or tell us why you believe it is not required by Item 601(b)(10)(ii)(B) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Michael Killoy at (202) 551-7576 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining